Exhibit 99.1

For immediate release:

IMI Issues Statement Concerning Patents

Toronto, Ontario (August 3, 2004) – IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME) today announced that it has learned that two of its U.S. skin cholesterol patents have been listed as abandoned by the United States Patent and Trademark Office (PTO) for failure to pay maintenance fees. IMI noted that the failure to pay these maintenance fees appears to have occurred while the files were being transferred between U.S. and Canadian patent agents. IMI and its agents have initiated the process to seek reinstatement of the patents.

IMI has additional U.S. patents and patent applications that relate to its skin cholesterol products that are in good standing. IMI’s patents in Europe, Canada and other territories have not been affected. The process of reinstating the affected U.S. patents could take several months, and there is no assurance that they will be successful in having the patents reinstated. IMI believes that this situation will not affect the commercialization plans for the skin cholesterol products.

About IMI

IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products are branded as PREVU* Coronary Heart Disease Predictor. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This release contains forward-looking statements that reflect the company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company’s quarterly, annual and other regulatory filings.

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For more information, please contact:

Ron Hosking	Dr. Brent Norton
Vice President Finance & CFO	President and CEO
T: (416) 222-3449	T: 416-222-3449
rhosking@imimedical.com	bnorton@imimedical.com